EXHIBIT 2.1

PLAN OF ARRANGEMENT

UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below (and grammatical variations of such terms shall have corresponding meanings):

“Account” has the meaning ascribed thereto in the Company Deferred Share Unit Plan;

“Acquisition Agreement” means the agreement dated as of July 23, 2006 between Parent and Company, as it may be amended from time to time prior to the Effective Date, providing for, among other things, the Arrangement;

“Aggregate Amount of Cash Elected” means the aggregate amount of cash that would be payable to holders of Company Common Shares based upon the elections made pursuant to Section 2.2(b) before giving effect to the proration provisions of Section 2.2(e);

“Aggregate Number of Shares Elected” means the aggregate number of shares of Parent Common Stock that would be issuable to holders of Company Common Shares based upon the elections made pursuant to Section 2.2(b) before giving effect to the proration provisions of Section 2.2(e);

“Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 1.1 of the Acquisition Agreement or Article 5 hereof or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution of the Company Common Shareholders to be considered at the Company Meeting, such resolution to be substantially in the form and content of Exhibit A to the Acquisition Agreement;

“ArtX Plan” means the ArtX, Inc. 1997 Equity Incentive Plan, as amended on September 10, 1999, December 22, 1999 and March 20, 2000;

“Articles of Arrangement” means the articles of arrangement of Company in respect of the Arrangement to be filed with the Director after the Final Order is made, subject to the terms of the Acquisition Agreement;

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in San Francisco, California or Toronto, Ontario, Canada are authorized or required by law to close;

“Cash Available” means the amount obtained by subtracting (a) the product of (i) the Shares Available and (ii) the Parent Closing Stock Price from (b) the product of (i) the Purchase Price per Company Common Share and (ii) the aggregate number of Company Common Shares outstanding immediately prior to the Effective Time (other than Company Common Shares held by Parent, Company, any Subsidiary of Parent, any Subsidiary of Company, Dissenting Shareholders or the Custodian or Trustee for the benefit of participants under the Company RSU Plans);

“Cash Election” has the meaning ascribed thereto in Section 2.2(b);

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as amended from time to time prior to the Effective Date;

“Certificate” means the certificate of arrangement giving effect to the Arrangement, issued by the Director pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed with the Director;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Company” means ATI Technologies Inc., a corporation continued under the laws of Canada;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including any amendments, supplements or appendices thereto, to be sent to Company Securityholders in respect of the Company Meeting;

“Company Common Shareholders” means the holders of Company Common Shares;

“Company Common Shares” means the common shares in the capital of Company outstanding immediately prior to the Effective Time;

“Company Deferred Share Unit Plan” means the ATI Technologies Inc. Deferred Share Unit Plan for Directors approved by the Board of Directors of the Company on December 18, 2003;

“Company DSUs” means the deferred share units recorded in the Accounts of Eligible Directors of the Company under the Company Deferred Unit Plan, which are outstanding and have not been cancelled pursuant to the terms of the Company Deferred Share Unit Plan;

“Company Global RSU Plan” means the ATI Technologies Inc. Restricted Share Unit Plan for Global Directors and Employees, as amended and restated effective January 31, 2005;

“Company Meeting” means the special meeting of Company Common Shareholders including any adjournments or postponements thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

“Company Options” means the Company Common Share purchase options granted under the Company Stock Plans, and for greater certainty excludes the Company RSUs;

“Company RSUs” means the restricted stock units with respect to Company Common Shares granted or restricted shares issued under the Company Stock Plans;

“Company RSU Plans” means (i) the ATI Technologies Inc. Restricted Share Unit Plan for Canadian Directors and Employees, as amended and restated effective January 31, 2005, (ii) the ATI Technologies Inc. Restricted Share Unit Plan for U.S. Directors and Employees, as amended and restated effective January 31, 2005, and (iii) the Company Global RSU Plan;

“Company SARs” means the share appreciation rights attached to Company Options pursuant to the Company Share Option Plan;

“Company Securityholders” means collectively, the Company Common Shareholders and the holders of Company Options and Company RSUs;

“Company Share Option Plan” means the ATI Technologies Inc. Share Option Plan, as amended effective January 25, 2005 and, as of the Effective Time, as amended pursuant to the terms of the Arrangement;

“Company Stock Plans” means (i) the Company Share Option Plan, (ii) the ArtX Plan, and (iii) the Company RSU Plans, in each case, as of the Effective Time, as amended pursuant to the terms of the Arrangement;

“Court” means the Ontario Superior Court of Justice;

“Currency Exchange Rate” means the noon spot rate of exchange on the Business Day preceding the Effective Date for United States dollars expressed in Canadian dollars as reported by The Bank of Canada or, in the event such spot rate of exchange is not available, such spot rate of exchange on such date for United States dollars expressed in Canadian dollars as may be deemed by Parent to be appropriate for such purpose;

“Depositary” means Computershare Investor Services Inc. at its offices set out in the Letter of Transmittal, or such other Person as appointed by Parent;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Dissent Rights” has the meaning ascribed thereto in Section 3.1;

“Dissenting Shareholder” means a holder of Company Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights;

“DSU Cash Amount” means an amount equal to the Purchase Price per Company Common Share multiplied by the number of Company DSUs (whether vested or unvested) outstanding immediately prior to the Effective Time;

“Effective Date” means the date shown on the Certificate;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“elected” means elected in a duly completed Letter of Transmittal and Election Form deposited with the Depositary no later than the Election Deadline and “elects” and “election” shall have corresponding meanings;

“Election Date” has the meaning ascribed thereto in Section 2.3(a);

“Election Deadline” means 5:00 p.m. (local time) at the place of deposit on the Election Date;

“Eligible Director” has the meaning ascribed thereto in the Company Deferred Share Unit Plan;

“Exchange Ratio” means the number, calculated to four decimal places, obtained by dividing (i) the Purchase Price per Company Common Share by (ii) the Parent Closing Stock Price;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended or varied at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal;

“Governmental Entity” means any governmental or regulatory authority, agency, commission, body or other governmental entity;

“holders” means, (a) when used with reference to Company Common Shares, the holders of Company Common Shares shown from time to time in the register maintained by or on behalf of Company in respect of the Company Common Shares, (b) when used with reference to Parent Common Stock, the holders of Parent Common Stock shown from time to time in the register maintained by or on behalf of Parent in respect of Parent Common Stock, (c) when used with reference to Company Options, the holders of Company Options from time to time (d) when used with reference to Company SARs, the holders of Company SARs from time to time, (e) when used with reference to Company RSUs, the holders of Company RSUs from time to time and (f) when used with reference to Company DSUs, Eligible Directors with Company DSUs recorded in their Accounts;

“Initial Election Date” has the meaning ascribed thereto in Section 2.3(a).

“Interim Order” means the interim order of the Court, as the same may be amended by the Court (with the consent of Parent and Company, each acting reasonably), in respect of the Arrangement, as contemplated by Section 1.3 of the Acquisition Agreement;

“ITA” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;

“Letter of Transmittal and Election Form” means the letter of transmittal and election form provided for use by holders of Company Common Shares, to be sent to holders of Company Common Shares as described in Section 2.3 hereof, together with notice of the Election Deadline, in order that holders of Company Common Shares may make the elections described in Section 2.3;

“Lien” means any hypothec, mortgage, lien, charge, security interest, pledge, claim, right of first offer or refusal, voting agreement, encumbrance and adverse right or claim;

“Maximum Share Number” means the number equal to (a) 19.9% of the number of shares of Parent Common Stock outstanding as of immediately prior to the Effective Time, less (b) the number of shares of Parent Common Stock issuable upon exercise of all Company Options assumed in the Arrangement and upon vesting of all Company RSUs assumed in the Arrangement after giving effect to Sections 2.2(f) and 2.2(h) hereof, and, without duplication, upon exchange of shares of Company Common Stock held by the Custodian or the Trustee under the applicable Company RSU Plan for the benefit of participants under such Company RSU Plan;

“Non-Election Cash Amount” has the meaning ascribed thereto in Section 2.2(c);

“Non-Election Shares” has the meaning ascribed thereto in Section 2.2(c);

“NYSE” means the New York Stock Exchange;

“Parent” means Advanced Micro Devices, Inc., a Delaware corporation;

“Parent Closing Stock Price” means the volume weighted average trading price, rounded to the nearest cent, of the Parent Common Stock for the 10 trading days immediately prior to (but excluding) the Effective Date, for the period running from 9:30 a.m. Eastern Time on the first day in such 10 trading day period through 4:30 p.m. Eastern Time on the last day in such 10 trading day period, determined using the “Bloomberg VWAP” on the Volume-Weighted Average Quote Recap page of Bloomberg or, if the Bloomberg VWAP is not available, determined from another reputable source as decided by Parent and Company in their discretion;

“Parent Common Stock” means the shares of common stock, par value $0.01 per share, of Parent;

“Parent FinanceCo” means AMD US Finance, Inc., a Subsidiary of Parent;

“Parent RSU” has the meaning ascribed thereto in Section 2.2(h);

“Parent SubCo” means 1252986 Alberta ULC, an indirect wholly owned Subsidiary of Parent;

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature;

“Purchase Price per Company Common Share” means the sum of (a) $16.40 and (b) the product of (i) 0.2229 and (ii) the Parent Closing Stock Price, rounded to the nearest cent;

“Replacement Option” has the meaning ascribed thereto in Section 2.2(f);

“Replacement SAR” has the meaning ascribed thereto in Section 2.2(g);

“Securities Act” means the Securities Act (Ontario) and the rules and regulations made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

“Shares Available” means the lesser of (a) the product, rounded down to the nearest whole number, of (i) 0.2229 and (ii) the aggregate number of Company Common Shares outstanding immediately prior to the Effective Time (other than Company Common Shares held by Parent, Company, any Subsidiary of Parent, any Subsidiary of Company, Dissenting Shareholders or the Custodian or Trustee for the benefit of participants under the Company RSU Plans), and (b) the Maximum Share Number;

“Share Premium” has the meaning ascribed thereto in the Company Share Option Plan;

“Spread Value” means the positive difference between (i) the fair market value of the underlying shares of the Replacement Options or Parent RSUs, as the case may be, at the Effective Time and (ii) the exercise price, if any, of such Replacement Options or Parent RSUs.

“Stock Election” has the meaning ascribed thereto in Section 2.2(b);

“Subsidiary” means, with respect to Company or Parent, as the case may be, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries or by such party and any one or more of its respective Subsidiaries; and

“Surrender Price” has the meaning ascribed thereto in the Company Share Option Plan.

1.2 Interpretations Not Affected by Headings

The division of this Plan of Arrangement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number refer to the specified Article or Section of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof.

1.3 Rules of Construction

Unless otherwise specifically indicated, (a) all references to “dollars” or “$” are to United States currency, (b) words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders and (c) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation.”

1.4 Date For Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5 Time

Time shall be of the essence in every matter or action contemplated hereunder.

ARTICLE 2

ARRANGEMENT

2.1 Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Company, (ii) Parent, (iii) Parent SubCo, (iv) all holders and all beneficial owners of Company Common Shares, (v) all holders and all beneficial owners of Company Options (vi) all holders and beneficial owners of Company DSUs, (vii) all holders and beneficial owners of Company SARs and (vi) all holders and all beneficial owners of Company RSUs.

2.2 Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur in the following order and without any further act or formality:

(a)	Parent shall issue and deliver to Parent FinanceCo, and shall cause Parent FinanceCo to deliver to Parent SubCo, that number of duly authorized, fully paid and non-assessable shares of Parent Common Stock that is equal to the sum of

(i)	the product of

(A)	the number of shares of Company Common Stock held by the Custodian or the Trustee under the applicable Company RSU Plan for the benefit of (and allocated to) participants under such Company RSU Plan, and

(B)	the Exchange Ratio, and

(ii)	the lesser of

(A)	the product of

(1)	0.2229, and

(2)	the number of Company Common Shares outstanding immediately prior to the Effective Time after deducting

(a)	the number of Company Common Shares held by any Dissenting Shareholder who is ultimately entitled to be paid the fair value of the Company Common Shares held by such Dissenting Shareholder,

(b)	the number of Company Common Shares held by Parent, Company, any Subsidiary of Parent or any Subsidiary of Company, and

(c)	the number of Company Common Shares held by the Custodian or the Trustee under the applicable Company RSU Plan for the benefit of participants under such Company RSU Plan,

and

(ii)	the Maximum Share Number

the exact number of which is to be confirmed by way of a certificate of a director or officer of Parent, and filed with the corporate records of Parent, at such time that the number of shares of Parent Common Stock issuable under the Arrangement is finally determinable, and Parent SubCo shall issue, and be deemed to have issued, to Parent FinanceCo, in exchange therefor, 1,000 common shares in the capital of Parent SubCo.

(b)	Subject to the proration adjustments set forth in Section 2.2(e), the outstanding Company Common Shares held by each Company Common Shareholder other than,

(i)	Company Common Shares held by a Dissenting Shareholder who is ultimately entitled to be paid the fair value of the Company Common Shares held by such Dissenting Shareholder, or

(ii)	Company Common Shares held by Parent, Company, any Subsidiary of Parent or any Subsidiary of Company (which shall not be exchanged under the Arrangement and shall be cancelled at the Effective Time and cease to exist), or

(iii)	Company Common Shares held by the Trustee or the Custodian under the applicable Company RSU Plan for the benefit of participants under such Company RSU Plan will be transferred by the holder thereof to, and acquired by, Parent SubCo without any act or formality on the part of the holders of such Company Common Shares or Parent SubCo, free and clear of all Liens in exchange, with respect to each Company Common Share held by such holder, for, at such holder’s election (or deemed election): (x) the Purchase Price per Company Common Share in cash without interest (a “Cash Election”); or (y) a fraction of a fully paid and non-assessable share of Parent Common Stock as is equal to the Exchange Ratio (a “Stock Election”) payable, in each case, in accordance with Article 4, and the name of each such holder of Company Common Shares will be removed from the register of holders of Company Common Shares and added to the register of holders of Parent Common Stock, as applicable. The outstanding Company Common Shares held by the Custodian or the Trustee under the applicable Company RSU Plan for the benefit of participants under such Company RSU Plan will be transferred by the Custodian or Trustee, as the case may be, to, and be acquired by, Parent SubCo without any act or formality on the part of the Custodian or Trustee, free and clear of all Liens in exchange, with respect to each Company Common Share held by the Custodian or Trustee, for a fraction of a fully paid and non assessable share of Parent Common Stock as is equal to the Exchange Ratio, provided, however, any such Company Common Shares that are not allocated to any participant under such Company RSU Plan shall be cancelled without any consideration therefor.

(c)	After application of the proration provisions in Section 2.2(e) to all Company Common Shares in respect of which an election has been made by the holder thereof in accordance with Section 2.2(b)), each Company Common Share in respect of which no effective election has been made by the holder thereof (other than Company Common Shares held by (i) a Dissenting Shareholder who is ultimately entitled to be paid the fair value of the Company Common Shares held by such Dissenting Shareholder, (ii) Parent, Company, any Subsidiary of Parent or any Subsidiary of Company and (iii) the Custodian or Trustee for the benefit of participants under the Company RSU Plans) (“Non-Election Shares”) will be transferred to, and acquired by, Parent SubCo, without any act or formality on the part of the holder of such Company Common Share or Parent SubCo, free and clear of all Liens, and the holder shall be deemed to have elected to receive in exchange therefor (x) if the Aggregate Amount of Cash Elected equals or exceeds the Cash Available, such number of fully paid and non-assessable shares of Parent Common Stock as is equal to the Exchange Ratio, (y) if the Aggregate Number of Shares Elected equals or exceeds the Shares Available, the Purchase Price per Company Common Share in cash, without interest, or (z) if neither clause (x) or (y) is applicable, (1) an amount of cash, without interest, equal to (A) the Cash Available minus the Aggregate Amount of Cash Elected divided by (B) the number of outstanding Non-Election Shares (the “Non-Election Cash Amount”) and (2) the number of shares of Parent Common Stock as is equal to (A) the Exchange Ratio multiplied by (B) a fraction, calculated to four decimal places, the numerator of which is the Purchase Price per Company Common Share minus the Non-Election Cash Amount and the denominator of which is the Purchase Price per Company Common Share, in all such cases payable in accordance with Article 4, and the name of each such holder of Company Common Shares will be removed from the register of holders of Company Common Shares and added to the register of holders of the Parent Common Stock, as applicable.

(d)	Notwithstanding any provisions of this Plan of Arrangement, in no event shall the total number of shares of Parent Common Stock issued with respect to Company Common Shares that are outstanding immediately prior to the Effective Time exceed the Shares Available.

(e)	The consideration which each holder of Company Common Shares has elected in accordance with Section 2.2(b) to receive in exchange for such holder’s Company Common Shares shall be subject to adjustment and proration on the following bases:

(i)	if the Aggregate Amount of Cash Elected exceeds the Cash Available, then the amount of cash payable under the Arrangement to each holder of Company Common Shares who has made a Cash Election shall be prorated (based on the fraction equal to the Cash Available divided by the Aggregate Amount of Cash Elected) among all such holders so that the aggregate amount of cash payable to all such holders shall be equal to the Cash Available, each such holder shall be entitled to receive cash equal to the amount of cash payable to such holder after giving effect to the proration provisions of this Section 2.2(e)(i) and such holder shall be deemed to have elected to receive the number of shares of Parent Common Stock per Company Common Share equal to the Exchange Ratio in respect of the balance of such holder’s Company Common Shares in respect of which cash was elected but not available; and

(ii)	if the Aggregate Number of Shares Elected exceeds the Shares Available, then the number of shares of Parent Common Stock issuable under the Arrangement to each holder of Company Common Shares who has made a Stock Election shall be prorated (based on the fraction equal to the Shares Available divided by the Aggregate Number of Shares Elected) among all such holders so that the number of shares of Parent Common Stock issuable to all such holders shall be equal to the Shares Available and each such holder shall be entitled to receive that number of shares of Parent Common Stock that is equal to the number of shares of Parent Common Stock issuable to such holder, after giving effect to the proration provisions of this Section 2.2(e)(ii), and an amount of cash, without interest, equal to (A) the difference between the number of shares of Parent Common Stock such holder elected to receive pursuant to Section 2.2(b) and the number of shares of Parent Common Stock such holder will be entitled to receive after giving effect to the proration provisions of this Section 2.2(e)(ii), (B) divided by the Exchange Ratio, and (C) multiplied by the Purchase Price per Company Common Share.

(f)	Each Company Option outstanding immediately prior to the Effective Time shall be exchanged for or converted under the Company Share Option Plan or ArtX Plan into an option (a “Replacement Option”) to purchase that number of shares of Parent Common Stock equal to the number of Company Common Shares underlying such Company Option multiplied by the Exchange Ratio. For a Company Option

(i)	with an exercise price denominated in Canadian dollars, such Replacement Option shall provide for an exercise price per share of Parent Common Stock in United States dollars equal to (x) the exercise price per Company Common Share of such Company Option immediately prior to the Effective Time divided by the Exchange Ratio, divided by (y) the Currency Exchange Rate, or

(ii)	with an exercise price denominated in United States dollars, such Replacement Option shall provide for an exercise price per share of Parent Common Stock in United States dollars equal to the exercise price per Company Common Share of such Company Option immediately prior to the Effective Time divided by the Exchange Ratio;

provided that in no circumstance shall the exercise price per share of Parent Common Stock be less than $.01 and if the calculation results in an exercise price less than $.01, the exercise price shall be deemed to be $.01 per share of Parent Common Stock.

If the foregoing calculation results in a Replacement Option (A) being exercisable for a fraction of a share of Parent Common Stock, then the number of shares of Parent Common Stock subject to such Replacement Option shall be rounded down to the next whole number of shares of Parent Common Stock or (B) having an exercise price per share of Parent Common Stock that is a fraction of a cent, then the exercise price per share of Parent Common Stock under such Replacement Option shall be rounded up to the next whole cent.

Notwithstanding the above provisions of this Section 2.2(f)

(i)	with respect to any Company Option, if the directors of Parent determine in good faith that the excess of the aggregate fair market value of the shares of Parent Common Stock subject to the Replacement Option immediately after the issuance of the Replacement Option over the aggregate option exercise price for such shares pursuant to the Replacement Option (such excess, referred to as the “Post-Exchange Option Value”) would otherwise exceed the excess of the aggregate fair market value of the Company Common Shares subject to the Company Option immediately before the issuance of the Replacement Option over the aggregate option exercise price for such shares pursuant to the Company Option (such excess, referred to as the “Pre-Exchange Option Value”), the previous provisions in this Section 2.2(f) shall be modified, but only to the extent necessary and in a manner that does not otherwise adversely affect the holder of the Replacement Option, so that the Post-Exchange Option Value does not exceed the Pre-Exchange Option Value; and

(ii)

with respect only to a Company Option that is held by a resident of the United States, on a share by share comparison, the ratio of the option exercise price to the fair market value of the shares of Parent Common Stock subject to the Replacement Option immediately after the issuance of the Replacement Option will not be more favourable to the option holder than the ratio of the option exercise price to the fair market value of the Company Common Shares subject to the Company Option immediately before the issuance of the Replacement Option.

The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of each Replacement Option will otherwise be the same as the terms and conditions of the corresponding Company Option. Except as specified in this Plan of Arrangement, any document or agreement previously evidencing such Company Option shall thereafter evidence and be deemed to evidence such Replacement Option, with any adjustments deemed to be made thereto as are necessary to ensure consistency with the provisions of this Section 2.2(f).

(g)	Each Company SAR outstanding immediately prior to the Effective Time shall be exchanged for or converted, under the Company Share Option Plan, into that number of replacement share appreciation rights (“Replacement SARs”) equal to such number of Company SARs multiplied by the Exchange Ratio. If the foregoing calculation, after aggregating all Company SARs attached to any particular Company Option, results in a number of Replacement SARs equal to a fraction, then the number of Replacement SARs granted in exchange for Company SARs pursuant to this Section 2.2(g) shall be rounded down to the next whole number. Any such Replacement SARs shall be attached to Replacement Options in the same way as Company SARs were attached to Company Options immediately prior to the Effective Time.

Each Replacement SAR shall entitle the holder thereof, at his or her discretion and pursuant to the terms of the Company Share Option Plan, to surrender to Parent the unexercised vested Replacement Options to which the Replacement SARs are attached and to receive from Parent such number of newly issued shares of Parent Common Stock as determined by the following formula:

Number of shares of Parent Common Stock to be newly issued upon exercise of Replacement SARs	=	Number of Replacement SARs exercised	×	Share Premium Surrender Price

The directors of Parent shall make any adjustments to the terms of the Replacement SARs that are required to be consistent with any adjustments required to be made to the Replacement Options under Section 2.2(f) and in accordance with the principles of Section 2.2(f).

The term to expiry, conditions to and manner of exercising and all other terms and conditions of such Replacement SARs will otherwise be the same as the terms and conditions of such Company SARs. Except as specified in this Plan of Arrangement, any document or agreement previously evidencing such Company SARs shall thereafter evidence and be deemed to evidence the corresponding Replacement SARs, with any adjustments deemed to be made thereto as are necessary to ensure consistency with the provisions of Sections 2.2(g) and 2.2(f).

(h)	Each Company RSU outstanding under the Company Stock Plans as of the Effective Time shall be deemed to become, under the relevant Company RSU Plan, a right (a “Parent RSU”) to acquire or receive (as the case may be) (i) that number of shares of Parent Common Stock equal to the number of Company Common Shares underlying such Company RSU multiplied by the Exchange Ratio, or (ii) in respect of the Company Global RSU Plan only, an amount of cash determined under the Company Global RSU Plan by reference to the value of a share of Parent Common Stock on NSYE, multiplied by the Exchange Ratio, rather than the value of a Company Common Share on NASDAQ, on the relevant date. If the foregoing calculation results in a Parent RSU being exercisable for a fraction of a share of Parent Common Stock, then the number of shares of Parent Common Stock subject to such Parent RSU shall be rounded down to the next whole number of shares of Parent Common Stock. Notwithstanding the above provisions of this Section 2.2(h), (i) in the case of a holder or participant under the relevant Company Stock Plan who is a resident of Canada for purposes of the ITA, if the directors of Parent determine in good faith that the excess of the aggregate fair market value of the shares of Parent Common Stock to be acquired or received under the Parent RSU immediately after the issuance of the Parent RSU (the “Post-Exchange RSU Value”) would otherwise exceed the aggregate fair market value of the Company Common Shares immediately before the issuance of the Parent RSU that would have been acquired or received under the Company RSU under the relevant Company Stock Plan (the “Pre-Exchange RSU Value”), the provisions provided in this Section 2.2(h) shall be modified, but only to the extent necessary and in a manner that does not otherwise adversely affect the holder of the Parent RSU, so that the Post-Exchange RSU Value does not exceed the Pre-Exchange RSU Value. Each Parent RSU shall otherwise be subject to the same terms and conditions applicable to the corresponding Company RSU under the relevant Company RSU Plan. Except as specified in this Plan of Arrangement, any document or agreement previously evidencing such Company RSUs shall thereafter evidence and be deemed to reference Parent RSUs, with any adjustments deemed to be made thereto as are necessary to ensure consistency with the provisions of this Section 2.2(h);

(i)	Notwithstanding the terms of the Company Deferred Share Unit Plan, each Company DSU outstanding immediately prior to the Effective Time, whether vested or unvested shall be cancelled and terminated by the Company and each holder thereof, whether vested or unvested, shall be entitled to receive, in consideration therefor, the Purchase Price per Company Common Share in cash per Company DSU, provided, however that in the case of an Eligible Director who is a resident of the United States, the amount payable pursuant to this Section 2.2(i) shall be payable on the later of January 1, 2007 and the Effective Time; and

(j)	The Company Deferred Share Unit Plan shall be cancelled.

2.3 Elections

(a)	The initial election date (the “Initial Election Date”) shall be October 20, 2006, unless otherwise agreed in writing by Parent and Company. If, after the Letter of Transmittal and Election Form has been mailed, Company and Parent determine that the Effective Date is not reasonably likely to occur by the tenth Business Day after the Initial Election Date, then the date by which Letters of Transmittal and Election Forms must be received shall be extended to a date which the parties expect to be not more than 10 Business Days before the Effective Date. In the event that the date by which Letters of Transmittal and Election Forms must be received is extended, Company shall provide at least 5 days’ notice of the new Election Date (and shall provide such notice prior to the Initial Election Date if practicable) to holders of Company Common Shares by means of press release broadly disseminated in Canada and the United States. Any duly completed Letter of Transmittal and Election Form deposited by the Election Deadline on the Initial Election Date shall not be required to be redeposited if the date by which Letters of Transmittal and Election Forms must be received is extended pursuant hereto. The Initial Election Date, as extended and published pursuant to the terms hereof, shall be the “Election Date”.

(b)	The Letter of Transmittal and Election Form shall be sent not less than 21 days prior to the Initial Election Date to each holder of record of Company Common Shares.

(c)	Each Person who, at or prior to the Election Deadline, is a holder of record of Company Common Shares will be entitled, with respect to each of their shares, to make an election at or prior to the Election Deadline to receive (i) cash or (ii) Parent Common Stock, in exchange for each such Company Common Share on the basis set forth herein and in the Letter of Transmittal and Election Form.

(d)	Company and Parent shall have the right to make rules, not inconsistent with this Plan of Arrangement, governing the validity and effectiveness of the Letter of Transmittal and Election Forms or other related documents, and the manner and extent to which elections of cash and Parent Common Stock are to be taken into account in making the determinations required by this Plan of Arrangement.

2.4 Adjustments to the Purchase Price per Company Common Share

In the event that Company changes the number of Company Common Shares or securities convertible or exchangeable into or exercisable for Company Common Shares, or Parent changes the number of shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including reverse split), dividend or distribution, recapitalization, merger, subdivision, combination, issuer tender or exchange offer or other similar transaction, the Purchase Price per Company Common Share will be adjusted appropriately as determined by Parent and Company to provide the holders of Company Common Shares the same economic effect as contemplated by the Acquisition Agreement and the Plan of Arrangement prior to such reclassification, split, dividend, distribution, recapitalization, merger, subdivision, combination, tender or exchange offer or similar transaction.

ARTICLE 3

RIGHTS OF DISSENT

3.1 Rights of Dissent

Holders of Company Common Shares may exercise rights of dissent with respect to such Company Common Shares pursuant to and in the manner set forth in section 190 of the CBCA and this Section 3.1 (the “Dissent Rights”) in connection with the Arrangement, provided that notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Company not later than 5:00 p.m. (Toronto time) on the Business Day preceding the Company Meeting. Holders of Company Common Shares who duly exercise such rights of dissent and who:

(a)	are ultimately determined to be entitled to be paid fair value for their Company Common Shares shall be deemed to have transferred such Company Common Shares as of the Effective Time, without any further act or formality and free and clear of all Liens, to Company for cancellation in consideration for a payment of cash from Company equal to such fair value; or

(b)	are ultimately determined not to be entitled, for any reason, to be paid fair value for their Company Common Shares shall be deemed to have participated in the Arrangement as of the Effective Time, on the same basis as a non-dissenting holder of Company Common Shares who did not make an election and shall receive cash or Parent Common Stock on the same basis as holders of NonElection Shares, but in no case shall Parent, Parent SubCo, Company or any other Person be required to recognize any Dissenting Shareholder as a holder of Company Common Shares after the Effective Time, and the names of each Dissenting Shareholder shall be deleted from the register of holders of Company Common Shares at the Effective Time.

ARTICLE 4

CASH, CERTIFICATES AND FRACTIONAL SHARES

4.1 Deposit of Cash and Shares of Parent Common Stock

At the Effective Time, Parent and Parent FinanceCo shall cause to be deposited, on behalf of Parent SubCo, with the Depositary (a) cash in the amount of the Cash Available for the benefit of the holders of Company Common Shares who will receive cash in connection with the Arrangement, and (b) certificates representing the Parent Common Stock issuable under the Arrangement, for the benefit of the holders of Company Common Shares who will receive Parent Common Stock in connection with the Arrangement.

4.2 Payment of Cash and Issuance of Certificates Representing Parent Common Stock

Upon surrender to the Depositary for transfer to Parent SubCo of a certificate which immediately prior to or upon the Effective Time represented Company Common Shares in respect of which the holder is entitled to receive cash and/or shares of Parent Common Stock under the Arrangement, together with a duly completed Letter of Transmittal and Election Form, and such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the CBCA and the by-laws of Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and after the Effective Time the Depositary shall deliver to such holder: (a) the amount of cash such holder is entitled to receive under the Arrangement (together with any unpaid dividends or distributions declared on the Company Common Shares, if any, prior to the Effective Time), and (b) a certificate representing that number (rounded down to the nearest whole number) of shares of Parent Common Stock which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to Section 4.3), and any certificate so surrendered shall forthwith be transferred to Parent SubCo. No interest shall be paid or accrued on the cash, if any, payable to holders of certificates that formerly represented Company Common Shares. In the event of a transfer of ownership of such Company Common Shares that was not registered in the securities register of Company, the amount of cash payable for such Company Common Shares under the Arrangement may be delivered, and a certificate representing the proper number of shares of Parent Common Stock may be issued, to the transferee if the certificate representing such Company Common Shares is presented to the Depositary as provided above, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 4.2, each certificate which immediately prior to or upon the Effective Time represented one or more outstanding Company Common Shares that, under the Arrangement, were exchanged or were deemed to be exchanged for cash and/or shares of Parent Common Stock pursuant to Section 2.2 shall be deemed at all times at and after the Effective Time, but subject to Section 4.6, to represent only the right to receive upon such surrender (i) a certificate representing that number of shares of Parent Common Stock which such holder has the right to receive as contemplated by this Section 4.2, (ii) the cash payment contemplated by this Section 4.2 (including any cash payment in lieu of any fractional shares of Parent Common Stock as contemplated by Section 4.4) and (iii) any dividends or distributions with a record date after the Effective Time theretofor paid or payable with respect to the shares of Parent Common Stock as contemplated by Section 4.3.

Within 10 days of the Effective Date, Company shall pay by certified cheque or bank draft to each holder of Company DSUs who is not resident in the United States, the amount of cash such holder is entitled to receive pursuant to Section 2.2(i). Within 10 days of the later of January 1, 2007 and the Effective Time, Parent shall pay by certified cheque or bank draft to each holder of Company DSUs who is resident in the United States, the amount of cash such holder is entitled to receive pursuant to Section 2.2(i).

4.3 Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions paid, declared or made with respect to Parent Common Stock with a record date after the Effective Time, shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Common Shares that were exchanged for Parent Common Stock pursuant to Section 2.2(b) unless and until the holder of such certificate shall comply with the provisions of Section 4.2. Subject to applicable law, at the time such holder shall have complied with the provisions of Section 4.2 (or, in the case of clause (iii) below, at the appropriate payment date), there shall be paid to the holder of the certificates formerly representing Company Common Shares, without interest, (i) the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 4.4, (ii) the amount of dividends or other distributions with a record date after the Effective Time theretofor paid with respect to the Parent Common Stock to which such holder is entitled pursuant hereto and (iii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the date of compliance by such holder with the provisions of Section 4.2 and a payment date subsequent to the date of such compliance and payable with respect to shares of Parent Common Stock.

4.4 No Fractional Shares

No certificates representing fractional shares of Parent Common Stock shall be issued upon compliance with the provisions of Section 4.2, no dividend, stock split or other change in the capital structure of Parent shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of Parent. In lieu of any such fractional securities, each holder otherwise entitled to a share of Parent Common Stock will be entitled to receive a cash payment in United States currency from the Depositary equal to the product of such fractional interest and the Parent Closing Stock Price, such amount to be provided to the Depositary by Parent on behalf of Parent SubCo upon request by the Depositary. If more than one certificate formerly representing Company Common Shares are surrendered for the account of the same holder, the number of shares of Parent Common Stock for which such certificates have been surrendered shall be computed on the basis of the aggregate number of Company Common Shares represented by the certificates so surrendered.

4.5 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares that were exchanged pursuant to Section 2.2(b) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of Company Common Shares claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, any cash and/or one or more certificates representing one or more shares of Parent Common Stock pursuant to Section 4.2, in each case deliverable in accordance with Section 2.2, and cash in lieu of any fractional shares pursuant to Section 4.4. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the holder to whom cash and/or certificates representing shares of Parent Common Stock are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Company, Parent and Parent SubCo, and their respective transfer agents in such sum as Company, Parent and Parent SubCo may direct or otherwise indemnify Company, Parent and Parent SubCo in a manner satisfactory to Company, Parent and Parent SubCo against any claim that may be made against Company, Parent and Parent SubCo with respect to the certificate alleged to have been lost, stolen or destroyed.

4.6 Extinguishment of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Company Common Shares that are not held by a Dissenting Shareholder who is ultimately entitled to be paid fair value of the Company Common Shares held by such Dissenting Shareholder, but was exchanged or was deemed to have been exchanged pursuant to Section 2.2(b), that has not been deposited with all other instruments required by Section 4.2, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature to Parent Common Stock. On such date, shares of Parent Common Stock (and any dividends or distributions with respect thereto) and cash, if any, to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Parent SubCo, together with all entitlements to dividends, distributions, cash and interest in respect thereof held for such former holder. None of Parent, Parent FinanceCo, Parent SubCo, Company or the Depositary shall be liable to any Person in respect of any Parent Common Stock (or dividends, distributions and/or cash in lieu of fractional shares) delivered to a public official pursuant to and in compliance with any applicable abandoned property, escheat or similar law.

4.7 Withholding Rights

Company, Parent, Parent FinanceCo, Parent SubCo and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Company Common Shares, Company Options, Company RSUs, Company DSUs or Parent Common Stock, such amounts as Company, Parent, Parent FinanceCo or Parent SubCo or the Depositary is required or entitled to deduct and withhold with respect to such payment under the ITA, the Code or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or entitled to be deducted or withheld from any payment to a holder exceeds the cash portion, if any, of the consideration otherwise payable to the holder, Company, Parent, Parent FinanceCo, Parent SubCo and the Depositary are hereby authorized to sell or otherwise dispose of, on behalf of such holder, such portion of the consideration as is necessary to provide sufficient funds to Company, Parent FinanceCo, Parent or Parent SubCo or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Company, Parent FinanceCo, Parent, Parent SubCo or the Depositary shall notify the holder thereof and remit any unapplied balance of the proceeds of such sale less any costs or expenses incurred by Company, Parent FinanceCo, Parent, Parent SubCo or the Depositary in connection with such sale.

4.8 Indian Residents

Notwithstanding the other provisions of this Plan of Arrangement, no share of Parent Common Stock, Replacement Option or Replacement SAR shall be issued in exchange for Company Common Shares, Company Options or Company SARs, as the case may be (as provided in Sections 2.2(b), 2.2(f) and 2.2(g) respectively) and no Company RSU shall be deemed to become a Parent RSU (as provided in Section 2.2(h)) where the holder of the Company Common Share, Company Option, Company SAR or Company RSU to be so exchanged is resident in India unless all required approvals of the Reserve Bank of India have been obtained. In the event such approvals cannot be obtained, the affected Company Options, Company SARs and Company RSUs shall be cancelled for no consideration and each Company Common Shareholder who is resident in India who would otherwise be entitled to receive shares of Parent Common Stock in exchange for their Company Common Shares will be entitled to receive a cash payment equal to the net proceeds after expenses received by the Depositary upon the sale of shares of Parent Common Stock to which such Company Common Shareholder would otherwise be entitled. The Depositary will sell such shares of Parent Common Stock by private sale (including by way of sale through the facilities of the NYSE) as soon as reasonably practicable following the Effective Date. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary to the Company Common Shareholder who is resident in India who would otherwise be entitled to receive Parent Common Stock.

4.9 Non-Qualifying Jurisdictions

Notwithstanding the other provisions of this Plan of Arrangement, no share of Parent Common Stock, Replacement Option or Replacement SAR shall be issued in exchange for Company Common Shares, Company Options or Company SARs, as the case may be (as provided in Sections 2.2(b), 2.2(f) and 2.2(g) respectively) and no Company RSU shall be deemed to become a Parent RSU (as provided in Section 2.2(h)) where the holder of the Company Common Shares, Company Options, Company SARs or Company RSU to be so exchanged is resident in a jurisdiction where the issuance of Parent Common Stock, Replacement Options or Replacement SARs or the assumption of such Company RSU would subject any Person to any risk of criminal liability. In such case, the affected Company Options, Company SARs and Company RSUs shall be cancelled for no consideration and each Company Common Shareholder who is resident in such jurisdiction who would otherwise be entitled to receive shares of Parent Common Stock in exchange for their Company Common Shares will be entitled to receive a cash payment equal to the net proceeds after expenses received by the Depositary upon the sale of shares of Parent Common Stock to which such Company Common Shareholder would otherwise be entitled. The Depositary will sell such shares of Parent Commons Stock by private sale (including by way of sale through the facilities of the NYSE) as soon as reasonably practicable following the Effective Date. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary to the Company Common Shareholder who is resident in such jurisdiction who would otherwise be entitled to receive Parent Common Stock.

4.10 Economically Equivalent Replacement

In the event that Replacement Options or Replacement SARs are not issued in exchange for Company Options or Company SARs and Parent RSUs are not issued in exchange for Company RSUs because of circumstances described in Sections 4.8 and 4.9, and in any such case, the affected Company Options, Company SARs and Company RSUs are cancelled for no consideration, Parent shall issue options and restricted stock unit awards to acquire or receive (as the case may be) that number of shares of Parent Common Stock, in an economically equivalent amount of, and vesting on the same schedule as, such cancelled Company Options, Company

SARs or Company RSUs, in a reasonable time after the Effective Time, to any holder of such affected Company Options, Company SARs or Company RSUs. In the event that Parent does not issue options and restricted stock unit awards to acquire or receive (as the case may be) that number of shares of Parent Common Stock to any holder of such cancelled Company Options, Company SARs or Company RSUs, Parent shall deliver as soon as practicable to such holder an amount in cash equal to the Spread Value of the vested Replacement Options or Parent RSUs that such holder would have received on the Effective Date. Notwithstanding anything in this Section 4.10 to the contrary, Parent shall not be required to take any action that would subject any Person to risk of criminal liability.

ARTICLE 5

AMENDMENTS

5.1 Amendments to Plan of Arrangement

(a)	The Company reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Company and Parent, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to Company Securityholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement consented to by Company and Parent at any time prior to the Company Meeting, with or without any other prior notice or communication, and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to by Company and Parent and (ii) if required by the Court, it is consented to by Company Common Shareholders voting in the manner directed by the Court.

(d)	Subject to applicable law, any amendment, modification or supplement to the Plan of Arrangement may be made following the Effective Date unilaterally by Parent, provided that it concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of a former Company Securityholder.

ARTICLE 6

FURTHER ASSURANCES

6.1 Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Acquisition Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.